SONIC HEALTHCARE LIMITED

RECEIVED
2009 MAR -9 A 11:15

Exemption File Number ~~82-35730~~
082-35730

4 March 2009

SUPPL

Office of International Corporate Finance
Mail Stop 3 - 9
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Sonic Healthcare Limited - Information Furnished Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Ladies and Gentlemen:

Sonic Healthcare Limited, a public company incorporated in Australia ("Sonic Healthcare"), hereby furnishes this letter, with exhibits hereto, to the Securities and Exchange Commission (the "Commission"), in order to maintain its exemption from Section 12(g) of the Securities Exchange Act, as amended (the "Exchange Act") afforded to foreign private issuers by Rule 2g3 - 2(b) thereunder.

Set forth on Schedule I attached hereto is a list furnished pursuant to Rule 12g3 - 2(b) (1) (iii) under the Exchange Act of the information that, during the month of February 2009, Sonic Healthcare Limited:

(i) has made public pursuant to the laws of Australia;

(ii) has filed with the Australian Stock Exchange and which was made public by the Australian Stock Exchange; or

PROCESSED
MAR 12 2009 E
THOMSON REUTERS

(iii) has distributed to the holders of its securities.

Pursuant to Rule 12g3 - 2(b) (iii) under the Exchange Act, Sonic Healthcare is enclosing one copy of each of the documents listed on Schedule I.

This information is being furnished on behalf of Sonic Healthcare under paragraph (b) (iii) of Rule 12g3 - 2(b), with the understanding that such information and documents will not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purpose that Sonic Healthcare is subject to the Exchange Act.

Yours faithfully

Paul Alexander
Company Secretary

09045547

Enclosures

dlw 3/10

TABLE OF CONTENTS
FEBRUARY 2009

NOTIFICATIONS TO THE AUSTRALIAN SECURITIES AND INVESTMENTS COMMISSION (ASIC)	
DATE	**DOCUMENT**
24 February 2009	Managing Directors Presentation - Half Year Results
24 February 2009	Media Release - Half Year Results 31 December 2008
24 February 2009	Half Year Report and Accounts
12 February 2009	Auckland Pathology Contract - Update

ANNOUNCEMENTS TO THE AUSTRALIAN SECURITIES EXCHANGE (ASX)	
DATE	**ANNOUNCEMENT**
24 February 2009	Managing Directors Presentation - Half Year Results
24 February 2009	Media Release - Half Year Results 31 December 2008
24 February 2009	Half Year Report and Accounts
12 February 2009	Auckland Pathology Contract - Update

SONIC HEALTHCARE

Half Year Results

For the period ending 31 December, 2008

Dr Colin Goldschmidt

CEO, Sonic Healthcare

24 February 2009

Highlights

- Record results for half-year period
- Strong organic revenue growth in main global markets
  - Australian laboratory division 8%
  - USA laboratory division 6%
  - German laboratory division 7%
- Synergy capture on track in USA and Germany
  - USA margins ↑ 200 basis points
  - Germany margins ↑ >100 basis points
- Radiology growth and operations stable
- Cautious approach to acquisition activity
- No debt-related issues
- On track to achieve full-year guidance (after 7 months)

Financial Highlights

		Actual H1 '09	Growth H1 '09 vs H1 '08
Revenue	A$M	1,439	28%
EBITDA	A$M	262	18%
EBITA	A$M	217	17%
NPAT	A$M	137	21%
EPS	cents	38.8	12%
Interim Dividend	cents	22	10%

Revenue Growth

	6 Months ended 31 Dec 2008 (A$M)	6 Months ended 31 Dec 2007 (A$M)	Growth
Total Revenue	1,439	1,127	28%

- Divisional revenue growth rates
  - Laboratory – 31% (organic and acquisitions)
  - Radiology – 5%
  - Primary care (IPN) – 41% (organic and acquisitions)
- Exchange rate movements: ↑ reported revenue of A$62M
- Little to no impact on revenue from global financial crisis

Organic Revenue Growth

	Organic Revenue Growth* Acquisitions excluded
Australia – Laboratory	8%
USA	6%
Germany	7%
UK	16%
Australia – Radiology	5%

** Revenue growth rates in local currencies*

Acquisitions impacting FY'09 revenue

	FY 2007/8												FY 2008/9											
	J	A	S	O	N	D	J	F	M	A	M	J	J	A	S	O	N	D	J	F	M	A	M	J
Sunrise (USA)																								
Bioscientia (GER)																								
Labor-28 (GER)																								
GLP Medical (GER)																								
Clin Labs Hawaii (USA)																								
Gemini (IPN – AUS)																								
Others (small)																								

Revenue Mix

For half-years ended 31 December 2007 and 2008

6 Months to 31 December '07


5%
15%
80%
Laboratory
Radiology
Primary care - IPN

Total Revenue H1 '08 = A$1,127M

6 months to 31 December '08


6%
12%
82%
Laboratory
Radiology
Primary care - IPN

Total Revenue H1 '09 = A$1,439M

Earnings Growth

		6 Months ended 31 December '08	6 Months ended 31 December '07	Growth
EBITDA	(A$M)	261.8	221.1	18.4%
NPAT	(A$M)	136.5	113.3	20.5%
EPS (diluted)	(cents)	38.8	34.7	11.8%
Cash generation	(A$M)	187.7	174.0	7.8%

Cash generation

- *In line with cash profit*
- *Growth rate on previous period affected by outstanding cash generation in that period (109% of cash profit)*

Shares on issue (WANOS*)	351,817	326,714	7.7%

**WANOS = diluted weighted average number of shares*

Earnings Margins

	6 Months ended 31 December '08	6 Months ended 31 December '07
EBITDA margin	18.2%	19.6%
EBITA margin	15.0%	16.5%
Net profit margin	9.5%	10.1%

- Low margin acquisitions dilute pre-existing Sonic margins
- Australian laboratory margins down 90 bps for half
  - Fee cuts announced in 2008 Federal Budget (A$5M impact)
  - One-off costs: New laboratory (Sydney), new IT implementation (Sydney)
  - Strong recovery forecast for second half: market share gains, patient co-payments
- Germany
  - Schottdorf restructure 31 Dec '07: ↑ revenue A$18M, no added earnings
  - One-off costs associated with direct billing implementation
  - Excluding one-off impacts, EBITDA margin ↑ >100 bps
- USA margin expansion 200 bps (excluding recent Hawaiian acquisition CLH)
- New Zealand pathology margin contraction
- Australian radiology margin contraction

**bps = basis points of margin*

2009 Full-Year Guidance

	FY 2009 Guidance
Revenue growth	>15%
Earnings per share growth	>10%

- Sonic 2009 guidance unchanged since August 2008
- Sonic tracking in line with guidance after 7 months of trading

Currency Exchange Impact

H1 '09 actuals vs H1 '09 restated at H1 '08 FX rates:

- Revenue impact for half-year: ↑ A$62 million
- NPAT impact for half-year: ↑ A$5.1 million
- EPS impact for half-year: ↑ 1.5 cents
- FX earnings impact mitigated by FX interest impact

Interim Dividend

	H1 '09	H1 '08	Change
Interim Dividend	A$0.22	A$0.20	10%

- Dividend franked to 60%
- Record Date 12 March 2009
- Payment Date 26 March 2009
- Dividend Reinvestment Plan suspended

Debt Summary

		31 Dec '08	30 Jun '08
Net Interest-bearing Debt	A$ M	1,536	1,238

Covenant	Formula As per bank definitions		Actual For period to 31 Dec '08	Covenant Limit
Gearing ratio	Net debt / Net debt + equity	%	36.5	<55
Interest cover	EBITA / Net interest expense	X	5.7	>3.25
Debt cover	Net debt / EBITDA	X	2.3	<3.5

Debt Update

- Debt tranche (~A$500 million) refinanced in Dec '08 (expiry 30 Apr '10)
- Other main debt facility expiry dates in 2011 and 2012
- Facility limits denominated in foreign currencies (mainly USD and EUR)
- Debt drawn in foreign currencies
  - Off shore assets funded in local currency
  - Exchange rate effects on earnings offset by FX effects on interest in same currency
- Available funds ~A$530 million (pre-interim dividend)

Interest Expense

	6 Months ended 31 Dec 2008 (A$M)	6 Months ended 31 Dec 2007 (A$M)	Growth (A$M)
Net interest expense	44.7	31.6	13.1

- Interest expense growth

Increased debt levels to fund acquisitions	A$ +8.3 million
Exchange rate movements	A$ +5.3 million
Interest rate/margin changes	A$ - 0.5 million
	A$ 13.1 million

Australian Pathology

- Revenue growth of Australian pathology division 8%
  - Medicare market growth 4.9%
  - Robust organic growth in Sydney, Brisbane, Melbourne, Perth
  - Market share gains
- Establishment of new centres of excellence
  - Dermatopathology in Brisbane
  - Gynaecological pathology in Sydney ("GynaePath")
  - Very strong growth of both units
- Impacts during H1 '09
  - New laboratory building and IT system implementation in Sydney
  - Medicare fee cuts from 1 July 2008
- Predict outperformance for second half
  - Strong start to second half
  - Market share growth gaining momentum

Australian Pathology
Medicare Reimbursement

- Medicare rebate cuts in 2008 Federal Budget
  - Effective from 1 July '08
  - Impacted Sonic revenue and EBIT by ~A$5 million per annum
  - Increasing patient co-payments to mitigate fee cuts
- Review of Medicare pathology funding in progress
  - Outcome in May 2009 Federal Budget
- Australian pathology industry
  - An essential service to Australian community
  - Medicare rebates per test have not increased for >10 years
  - Labs have absorbed unremitting cost increases – labour, consumables
  - Sonic's Australian pathology division employs >7,500 people
  - Consolidation of industry is at an end – 3 players control ~90% of market
  - Confident that government will understand the need for adequate funding

New Zealand Pathology

- NZ earnings decline under new fixed price contracts
- Diagnostic Medlab (DML)
  - Earnings reduced, margins significantly down
  - Volumes up ~5%
  - Fixed price contract of NZ$72M p.a.
  - Healthscope contract value is NZ$65M p.a. (FY '09) and NZ$67M (FY '10)
  - DML has additional revenue of ~NZ$10M p.a. (cytology and corporate testing) – not subject to Health Board contracts
  - DML is one of Sonic's most efficient lab operations

Auckland Laboratory Contract

- Leave to appeal denied – announced 12 February 2009
- Contract represents <2% of Sonic's revenue and earnings
- Existing Auckland infrastructure (loyal staff, lab, collection network) owned or employed by Sonic
- Not clear how new contract can be implemented without enormous risk to health care provision in Auckland
- Sonic continues to provide excellent pathology services to community of Auckland under an agreement with the Auckland District Health Boards

Sonic Healthcare USA

- Strong financial and operational performance ongoing
- Organic growth (excluding acquisitions) 6%
- Hawaiian lab acquisition (CLH)
  - Smooth integration into Sonic USA structure
- Ongoing synergy activity
  - Underlying margin expansion of 200 basis points (excluding Hawaiian acquisition)
  - Internal mergers, centralisation, purchasing, IT, sales, marketing
  - Sonic's Apollo IT system to be launched in Southeast division in Apr '09
- Fee/pricing status
  - Medicare (~20% of total revenue) fee increase of 4.5% instituted 1 Jan '09
- Future growth
  - Earnings and margin growth via organic growth and synergy capture
  - Sonic pursuing synergistic acquisitions
  - Little to no impact from global financial crisis
- Dedicated and experienced management team driving progress

Sonic Healthcare Germany

- Financial performance
  - Organic revenue growth of 7%
  - Underlying margin expansion >100 basis points
- Synergy benefits
  - Expect >€10M synergy benefits over 2-5 years (Schottdorf/Bioscientia) : >50% locked in
  - Expect additional >€5M synergy benefit over 2-3 years (Labor 28/GLP)
  - Hamburg laboratory merger to be completed in 2009
  - Plan for Berlin laboratory merger being finalised
  - Exceeding synergy expectations in purchasing and equipment maintenance
  - Commencing synergy flow from courier rationalisation, insurances, centralisation of testing, fleet management, sales, marketing, IT, quality systems
- Management
  - Teams from all 4 Sonic labs collaborating well to drive synergies
- Market
  - General M&A activity markedly reduced
  - Sonic continues to explore opportunities for synergistic acquisitions

Germany – Fee Reforms

- "Direct billing" reform for routine labs
  - Commenced 1 October 2008
  - Eliminates discounts to GPs
  - Average fee increase, slight volume reduction, higher admin costs – net impact as budgeted
  - Significant one-off implementation costs in half
  - Outstanding management effort allowed smooth implementation
- Public fee schedule (EBM)
  - Fee reduction for select esoteric tests from 1 January 2009
  - Impact being evaluated
- Private fee schedule (GOÄ)
  - No change expected in medium term

Switzerland

- Solid financial performance
- Acquisition of Prof. Krech laboratory
  - Completed 1 July 2008 – comprised two small labs
  - Zurich lab closed and Kreuzlingen lab downsized – both fully integrated into main Medica lab in Zurich
  - Synergies flowing earlier than anticipated
- Outstanding management team

Switzerland – Fee reforms

- New government fee schedule published
  - Fee reductions for high-volume routine tests
  - Fee increases for manual and esoteric tests
  - New "case fee" per request
- Timeline
  - Phased in over 2 years, commencing 1 July 2009
- Potential impact for Sonic
  - Estimated minor revenue impact on current volumes
  - Medium-term positive implication – ↑consolidation
  - GP labs/small hospital labs dependent on routine tests
  - Sonic's Medica business well equipped to manage changes

Swiss Laboratory Market



Private labs 30%
Hospital labs 30%
GP labs 40%

Source: Sonic estimates

UK

- Strong revenue and earnings growth (16%)
- Harley Street market growth solid
- NHS work now represents ~20% of revenue
- Further outsourcing opportunities being pursued
- Dedicated management team driving growth

Sonic Imaging

- Sonic Imaging financials
  - Sonic Australian imaging revenue growth 6%
  - Strong revenue growth at Queensland X-Ray and Castlereagh Imaging
  - Margin contraction of ~100 basis points
- Sonic awarded 3 new MRI licences in H1 '09
  - Hunter Valley, NSW (1)
  - Perth, WA (2)
- Future strategy
  - Counter falling margins via patient co-payments for services
  - Continue to provide highest quality imaging services to community

Australian Radiology Industry

- Industry conditions remain difficult
- No Medicare rebate increase per examination for >10 years
- Minimal economies of scale available in radiology
- Inevitable cost increases in radiology practices – labour, equipment
- Closure of unprofitable regional centres
- Vicious cycle: closure of centres → pressure on public hospital radiology departments → outsourcing to private radiology companies
- Failure of small radiology companies → reduced patient access to services
- Confident that government will understand the vital importance of private radiology sector to the community

IPN

- Sonic's acquisition of IPN minorities completed September 2008
- IPN business integrated smoothly into Sonic structure
- Focus on extracting relevant synergies
- EBITDA growth ~30% (including Gemini acquisition)
- IPN/Sonic model provides market differentiation

Summary

- Sonic Healthcare in strong position
- Resilient business model and infrastructure
- Solid growth set to continue – Australia, Europe, USA
- Market share gains in Australian laboratory division ongoing
- Synergy activity in USA and Europe active and ongoing
- Stable debt position with ~A$530 million available funds
- Little impact on business from global financial crisis
- Sonic's operations provide essential healthcare services
- Committed, stable world-wide management team
- Strong, binding Sonic culture

SONIC HEALTHCARE

THANK YOU

SONIC HEALTHCARE LIMITED

MEDIA RELEASE – 24 FEBRUARY, 2009

FINANCIAL RESULTS
FOR THE HALF YEAR ENDED
31 DECEMBER 2008

1. Financial Result Highlights

		Increase on previous year
Revenue	$1,439M	28%
EBITDA	$262M	18%
Net Profit	$137M	21%
EPS (diluted)	38.8¢	12%

2. Dividends

- Interim Dividend 22¢ per share – up 10% (60% franked).
- Record date – 12 March 2008.
- Payment date – 26 March 2008.

3. 2009 Guidance

- Unchanged since 21 August 2008.
- Revenue growth of greater than 15%.
- Earnings per share growth of greater than 10%, depending on foreign exchange and interest rate movements, and excluding further acquisitions.

SONIC HEALTHCARE LIMITED ABN 24 004 196 909 • 14 GIFFNOCK AVENUE • MACQUARIE PARK • NSW 2113 • AUSTRALIA
LOCKED BAG 145 • NORTH RYDE • NSW 1670 • TELEPHONE (02) 98 555 444 • FACSIMILE (02) 9878 5066

4. Commentary on Results

Sonic Healthcare today reported a record interim net profit of A$137 million for the half year to 31 December 2008, an increase of 21% over the comparative period. The result was achieved on revenues of A$1,439 million, 28% higher than the corresponding period in the prior year.

Sonic's CEO and Managing Director, Dr Colin Goldschmidt, said: "Sonic Healthcare has delivered another strong result for the half year, in line with our guidance for the full year, and has shown the resilience of its business against global economic conditions and the current credit crisis. A particularly pleasing aspect of this result is the strong organic revenue growth of our laboratory operations. We have clearly taken market share in a number of our key markets, including Australia. The efforts of our management teams to identify and capture synergies are also bearing fruit, with strong margin expansion especially in Germany and the USA."

Dr Goldschmidt added: "Our successful expansion in the USA and European laboratory markets continued during the half year, with several highly synergistic acquisitions completed. Sonic's reputation and model of medical leadership, federation structure and personalised service continue to attract high quality, like-minded laboratories to the Sonic Group, and I am convinced that it is this culture and model, implemented by our more than 20,000 talented and dedicated staff, which drives Sonic's success. I wish to sincerely thank and congratulate all of Sonic's pathologists, radiologists, managers and staff for their contributions to our progress to date."

Sonic's Board has declared an interim dividend of 22 cents per share (franked to 60%), a 10% increase over the previous year's interim dividend.

Key milestones of the half year include:

- The synergistic acquisitions of the Labor 28 Group (Berlin, Germany) (settled on 1 July 2008) and GLP Medical Group (Hamburg, Germany) (settled on 1 September 2008).
- The synergistic acquisition on 1 July 2008 of the Swiss Laboratory Prof. Krech Group.
- The acquisition on 2 September 2008 of Clinical Laboratories of Hawaii, the leading medical laboratory group in Hawaii.
- Acquisition of the balance of Independent Practitioner Network Limited via a Scheme of Arrangement implemented on 30 September 2008.
- Successful completion in November 2008 of an institutional private placement, with the raising of A$425M of equity which set Sonic's balance sheet for future growth.
- The raising of A$44M of new capital from existing shareholders pursuant to a Shareholder Purchase Plan in December 2008, at the same price per share (A$11.60) as the institutional placement.
- Successful establishment in July 2008 of an additional €84 Million 3 year term bank debt facility with two of the syndicate members in Sonic's senior syndicated bank debt facility.
- Successful refinancing of a tranche (equating to ~A$500 Million but denominated in mix of USD, Euro and AUD) of Sonic's senior syndicated bank debt facility for a term to 30 April 2010.
- Seamless implementation of Sonic's proprietary Apollo Laboratory Information System into Douglass Hanly Moir Pathology's new central laboratory in Macquarie Park, Sydney, the largest Apollo implementation to date. A pilot implementation of Apollo into Sonic's South East division in the USA is now underway.

- Strong organic laboratory revenue growth in all of Sonic's countries of operation, including significant market share growth in Australia.

- Achievement of synergies and related operating margin improvements in Sonic's major growth markets, the USA and Germany.

Dr Colin Goldschmidt
CEO and Managing Director
Sonic Healthcare Limited
Ph: (02) 9855 5333
Fax: (02) 9878 5066

For further information regarding the result, please refer to Dr Goldschmidt's PowerPoint Presentation and to Sonic's Appendix 4D Half Year Report, both of which will be posted on the Sonic Healthcare website by 10.00am, 24 February 2009 (www.sonichealthcare.com).

Sonic Healthcare Limited

ABN 24 004 196 909

ASX HALF YEAR INFORMATION – 31 December 2008
Lodged with the ASX under Listing Rule 4.2A

This information should be read in conjunction with the 2008 Annual Report.

RESULTS FOR ANNOUNCEMENT TO THE MARKET
For the six months ended 31 December 2008

Financial Results

Revenue from ordinary activities	Up 27.7% to $ 1,439,255,000
Earnings before interest, tax and intangibles amortisation (EBITA)	Up 16.6% to $216,541,000
Profit from ordinary activities after tax attributable to members	Up 20.5% to $136,511,000
Net profit for the period attributable to members	Up 20.5% to $136,511,000

Dividends

	Amount per security	Franked amount per security
Interim dividend	22¢	13.2¢
Previous corresponding period interim dividend	20¢	20¢

The record date for determining entitlements to the interim dividend will be 12 March 2009. The interim dividend will be paid on 26 March 2009. The company's Dividend Reinvestment Plan was suspended for this dividend and until further notice.

Earnings per Share

	Six months ended 31.12.08	Six months ended 31.12.07
Basic earnings per share	39.3¢	35.4¢
Diluted earnings per share	38.8¢	34.7¢

An explanation of the figures reported above is provided in the following pages of this report.

HALF YEAR REPORT

CONTENTS **PAGE**

This interim financial report does not include all the notes of the type normally included in an annual financial report. Accordingly, this report is to be read in conjunction with the annual report and annual financial statements for the year ended 30 June 2008 and any public announcements made by Sonic Healthcare Limited during the interim reporting period in accordance with the continuous disclosure requirements of the *Corporations Act 2001*.

Directors' Report

Your directors present their report on the Group consisting of Sonic Healthcare Limited and the entities it controlled at the end of, or during, the half year ended 31 December 2008.

1. Names of Directors

The directors of the company in office during the half year and up to the date of this report are:

Mr B.S. Patterson – Chairman
Dr C.S. Goldschmidt – Managing Director
Mr C.D. Wilks – Finance Director
Mr R.P. Campbell
Dr P.J. Dubois
Mr C.J. Jackson
Mr L.J. Panaccio

Dr H.F. Scotton was a director from the beginning of the financial year until his resignation on 31 December 2008.

2. Review of Operations / Results

	Reference	Six months ended 31.12.08 $'000	Six months ended 31.12.07 $'000	Movement %
Total Revenue	(a)	**1,439,255**	1,127,115	27.7%
Earnings before Interest, Tax, Depreciation and Amortisation (**EBITDA**)	(b)	**261,813**	221,088	18.4%
Depreciation and Lease Amortisation	(c)	**(45,272)**	(35,312)	28.2%
Earnings before Interest, Tax and Intangibles Amortisation (**EBITA**)	(b)	**216,541**	185,776	16.6%
Amortisation of Intangibles	(d)	**(3,846)**	(2,574)	49.4%
Net Interest Expense	(e)	**(44,661)**	(31,583)	41.4%
Income Tax attributable to Operating Profit	(f)	**(30,444)**	(34,780)	(12.5)%
Net Profit attributable to Outside Equity Interests	(g)	**(1,079)**	(3,540)	(69.5)%
Net Profit attributable to shareholders of Sonic Healthcare Limited		**136,511**	113,299	20.5%
Cash generated from operations	(h)	**187,691**	174,048	7.8%
EPS (diluted earnings per share) (cents)	(i)	**38.8**	34.7	11.8%

Directors' Report (continued)

2. Review of Operations / Results (continued)

(a) Revenue growth

Organic (non acquisitional) revenue growth for the period for Sonic's pathology operations was very strong at ~7% (excluding forex impacts). Sonic's Australian pathology organic revenue growth was ~8%, representing market share growth versus growth in Medicare outlays of 4.9% for the period. Further Australian market share growth is expected in the second half of the year. Sonic believes its organic revenue growth in all other countries was at or above the relevant laboratory market growth rates.

Revenue growth was augmented by acquisitions during the current period and prior year including:

- Sunrise Medical Laboratories, USA (31 July 2007)
- Bioscientia Healthcare Group, Germany (14 September 2007)
- Gemini Administration Services, Australia (11 April 2008)
- Laboratory Prof. Krech Group, Switzerland (1 July 2008)
- Labor 28 Group, Germany (1 July 2008)
- GLP Medical Group, Germany (1 September 2008)
- Clinical Laboratories of Hawaii, USA (2 September 2008)

In addition, the reported revenue of the Schottdorf Group (in Germany) was increased by ~$18M for the period as the legal restructure carried out to enable Sonic to reach 100% ownership at 31 December 2007 caused a change in the legal entities consolidated in Sonic's results. This change, which will continue in the future, only affects reported revenue, and does not change profit. It therefore causes a dilution in reported operating margins.

Radiology revenue growth was ~5%.

Revenue growth was impacted by foreign exchange rate movements, which increased reported revenue by ~$62M compared to the period.

	Six months ended 31.12.08	Six months ended 31.12.07	Movement
(b) Margin analysis			
EBITDA as a % of Revenue	**18.2%**	19.6%	(140) bps*
EBITA as a % of Revenue	**15.0%**	16.5%	(150) bps*

*bps = basis points of margin

Reported operating margins have been significantly diluted by the acquisitions of businesses during the current and prior year (including those listed in (a) above) which have lower margins than the average of Sonic's other businesses. The change in the Schottdorf Group structure described above also caused reported margin dilution.

(c) Depreciation and lease amortisation

Depreciation and leased asset amortisation has increased 28.2% on the comparative period as a result of business acquisitions and the completion in late 2007 of Sonic's new head office and Douglass Hanly Moir Pathology's new central laboratory. As a percentage of revenue, depreciation and amortisation has remained unchanged at 3.1% versus the comparative period.

(d) Intangibles amortisation

Intangibles amortisation mainly relates to internally developed software.

Directors' Report (continued)

2. Review of Operations / Results (continued)

(e) Interest expense and debt facilities

Net interest expense has increased 41.4% ($13.1M) on the comparative period due to:

	$M
- increased average debt levels as a result of business acquisitions	8.3
- foreign exchange rate movements	5.3
- changes in interest rates (including margins)	(0.5)
	13.1

Almost all of Sonic's bank debt is drawn in foreign currencies as "natural" balance sheet hedging (i.e. the debt and interest expense in foreign currencies is matched or exceeded by the assets and cashflows in those currencies) of Sonic's offshore operations, with the $5.3M increase in interest expense caused by exchange rate movements being fully offset by related increases in EBIT.

Interest rate hedging arrangements are in place in accordance with Sonic's policy.

Sonic's net interest bearing debt at 31 December 2008 comprised:

	Facility Limit M	Drawn M	AUD $M Available
Syndicated facility			
USD limit	US$634	US$634	-
Euro limit	€356	€356	-
Multicurrency limit*	A$198	A$143*	55
Term facility	€84	€84	-
IPN bank facility	A$38	A$38	-
Minor debt / leasing facilities*	n/a	A$34*	n/a
Cash*	n/a	A$(463)*	463
Available funds at 31 December 2008			518

* Various currencies, cash mainly AUD

Sonic's senior debt facilities have expiry dates as follows:

	AUD M	USD M	Euro M
16 March 2009	19	25	2
30 April 2010	144	192	18
5 November 2010	38	-	-
15 March 2011	19	182	121
31 July 2011	-	-	84
29 October 2012	16	235	215
	236	634	440

(f) Tax expense

The effective tax rate of 18.1% is lower than the comparative period (22.9%) as a result of Sonic's offshore expansion, the finalisation of research and development tax incentive claims for the 2008 financial year, and an over provision in a prior period. Ignoring the impact of future acquisitions, and any short term fluctuations, the expected effective tax rate for future periods is ~25%.

Directors' Report (continued)

2. Review of Operations / Results (continued)

(g) Outside equity interests

The outside equity interest figures include minority interests in IPN (up until 30 September 2008, when Sonic acquired the minority interests in IPN), in addition to minority interests in other (small) entities in the Group. The comparative period figure also includes minority interests in the Schottdorf Group until 31 December 2007 when Sonic acquired the minority interests in the Schottdorf Group.

(h) Cashflow from operations

Cash generated from operations was in line with cash profit (net profit plus depreciation, intangibles amortisation, equity instrument expense and outside equity interests). The 8% growth rate compared to the comparative period was affected by outstanding cash generation in that period (109% of cash profit). Had the prior period's cash generation been 100% of cash profit, the growth would have been 17.6%.

(i) Earnings per share

Diluted earnings per share ("EPS") increased 11.8% due to earnings growth and the positive effect of the acquisitions noted in (a) above. EPS growth was effected by the equity raisings conducted in November and December 2008 which set the Group's balance sheet for further acquisitional growth.

(j) Auckland pathology contract

As previously announced, Sonic's application for leave to appeal to the Supreme Court of New Zealand against the decision of the Appeal Court in relation to the contract for the provision of community laboratory services in Auckland has been rejected.

Diagnostic Medlab's (Sonic's Auckland based subsidiary) current contract has a six month notice period and represents less than 2% of Sonic's revenue and EBITA.

All existing infrastructure for the provision of community laboratory services in Auckland is owned or employed by Sonic, including over 700 loyal staff and pathologists, the laboratory, collection centres and courier networks.

There are significant transition issues with implementing the Labtest (Healthscope) contract and it is not clear how the new contract can be implemented without enormous risk to healthcare provision in Auckland.

Sonic continues to provide high quality pathology services to the people of Auckland under its contract with the Auckland District Health Boards.

Sonic's board has considered the issues surrounding the contract in Auckland and believes that there is no need to make any adjustments to asset carrying values at 31 December 2008. The board regularly monitors the carrying value of the group's assets.

Directors' Report (continued)

3. Subsequent Events

Since the end of the financial period, the directors are not aware of any matter or circumstance not otherwise dealt with in these financial statements that has significantly or may significantly affect the operations of the Group, the results of those operations or the state of affairs of the Group in subsequent financial years other than as follows:

On 23 February 2009 Sonic's directors declared a dividend of 22 cents per ordinary share 60% franked (at 30%) payable on 26 March 2009 with a record date of 12 March 2009. The interim dividend represents a 10% increase on the comparative period. The company's Dividend Reinvestment Plan ("DRP") was suspended for this dividend and until further notice.

As a result of Sonic's international expansion future dividends are unlikely to be fully franked. It is expected that the 2009 final dividend may only be franked to in the order of 30%.

4. Auditor's Independence Declaration

A copy of the auditor's independence declaration as required under section 307C of the *Corporations Act 2001* is attached to this half year report.

5. Rounding of Amounts to Nearest Thousand Dollars

The company is a kind referred to in Class Order 98/0100 issued by the Australian Securities & Investments Commission, relating to the "rounding off" of amounts in the directors' report and financial report. Amounts in the directors' report and financial report have been rounded off to the nearest thousand dollars in accordance with that Class Order.

This report is made in accordance with a resolution of the directors.

Dr C.S. Goldschmidt
Director

C.D. Wilks
Director
Sydney
23 February 2009

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers
ABN 52 780 433 757

Darling Park Tower 2
201 Sussex Street
GPO BOX 2650
SYDNEY NSW 1171
DX 77 Sydney
Australia
www.pwc.com/au
Telephone +61 2 8266 0000
Facsimile +61 2 8266 9999

Auditor's Independence Declaration

As lead auditor for the review of Sonic Healthcare Limited for the half year ended 31 December 2008, I declare that to the best of my knowledge and belief, there have been:

a) no contraventions of the auditor independence requirements of the *Corporations Act 2001* in relation to the review; and
b) no contraventions of any applicable code of professional conduct in relation to the review.

This declaration is in respect of Sonic Healthcare Limited and the entities it controlled during the period.

Matthew Lunn
Partner

Sydney
23 February 2009

PricewaterhouseCoopers

CONSOLIDATED INCOME STATEMENT
For the half year ended 31 December 2008

	Notes	Six months ended 31.12.08 $'000	Six months ended 31.12.07 $'000
Revenue from operations		**1,431,593**	1,120,007
Other income		**7,662**	7,108
Total		**1,439,255**	1,127,115
Labour and related costs (including $3,984,000 (2007: $4,927,000) of equity remuneration expense)		**(632,198)**	(503,805)
Consumables used		**(253,797)**	(183,201)
Operating lease rental expense		**(68,456)**	(58,324)
Borrowing costs expense		**(49,163)**	(37,117)
Transportation		**(46,038)**	(33,443)
Depreciation and amortisation of physical assets		**(45,272)**	(35,312)
Utilities		**(32,737)**	(26,489)
Repairs and maintenance		**(31,064)**	(24,436)
Amortisation of intangibles		**(3,846)**	(2,574)
Other expenses from ordinary activities		**(108,650)**	(70,795)
Profit from ordinary activities before income tax expense		**168,034**	151,619
Income tax expense	3	**(30,444)**	(34,780)
Profit from ordinary activities after income tax expense		**137,590**	116,839
Net profit attributable to outside equity interests		**(1,079)**	(3,540)
Profit attributable to members of Sonic Healthcare Limited		**136,511**	113,299
Basic earnings per share (cents per share)	5	**39.3**	35.4
Diluted earnings per share (cents per share)	5	**38.8**	34.7

The above statement should be read in conjunction with the accompanying notes.

CONSOLIDATED BALANCE SHEET
As at 31 December 2008

	Notes	31.12.08 $'000	30.6.08 $'000
Current assets			
Cash assets and cash equivalents		**463,415**	63,865
Other financial assets (interest rate hedging)		**-**	4,710
Receivables		**397,745**	314,151
Inventories		**55,820**	41,342
Other		**33,304**	23,775
Total current assets		**950,284**	447,843
Non current assets			
Receivables		**6,309**	3,872
Other financial assets (investments)		**26,380**	11,618
Property, plant and equipment		**495,856**	441,466
Intangible assets		**3,603,245**	2,700,231
Deferred tax assets		**45,272**	22,259
Other		**1,510**	1,712
Total non current assets		**4,178,572**	3,181,158
Total assets		**5,128,856**	3,629,001
Current liabilities			
Payables		**214,598**	187,808
Interest bearing liabilities		**69,994**	510,348
Current tax liabilities		**14,563**	19,615
Provisions		**104,797**	93,994
Other financial liabilities (interest rate hedging)		**50,451**	7,269
Other		**25,641**	12,159
Total current liabilities		**480,044**	831,193
Non current liabilities			
Interest bearing liabilities		**1,929,478**	791,702
Deferred tax liabilities		**3,593**	5,685
Provisions		**39,136**	35,450
Other		**9,176**	2,892
Total non current liabilities		**1,981,383**	835,729
Total liabilities		**2,461,427**	1,666,922
Net assets		**2,667,429**	1,962,079
Equity			
Parent entity interest			
Contributed equity	7	**2,297,869**	1,709,577
Reserves	9	**89,623**	(8,895)
Accumulated profits	11	**277,953**	249,308
Total parent entity interest		**2,665,445**	1,949,990
Minority interests		**1,984**	12,089
Total equity		**2,667,429**	1,962,079

The above statement should be read in conjunction with the accompanying notes.

CONSOLIDATED CASH FLOW STATEMENT
For the half year ended 31 December 2008

	Six months ended 31.12.08 $'000	Six months ended 31.12.07 $'000
Cash flows from operating activities		
Receipts from customers (inclusive of goods and services tax)	**1,443,166**	1,150,014
Payments to suppliers and employees (inclusive of goods and services tax)	**(1,177,223)**	(920,405)
	265,943	229,609
Interest received	**4,503**	5,534
Borrowing costs	**(49,441)**	(36,974)
Income taxes paid	**(33,314)**	(24,121)
Net cash inflow from operating activities	**187,691**	174,048
Cash flows from investing activities		
Payment for purchase of controlled entities, net of cash acquired	**(440,428)**	(601,655)
Payments for property, plant and equipment	**(63,763)**	(72,631)
Proceeds from sale of non current assets	**1,438**	1,753
Payments for investments	**(14,833)**	(1,368)
Payments for restructuring and surplus leased space provisions	**(131)**	(1,088)
Payments for intangibles	**(17,321)**	(8,206)
Repayment of loans by other entities	**1,143**	6,079
Loans to other entities	**(2,893)**	(4,510)
Net cash (outflow) from investing activities	**(536,788)**	(681,626)
Cash flows from financing activities		
Proceeds from issues of shares and other equity securities	**536,587**	460,914
Proceeds from borrowings	**716,831**	1,260,149
Repayment of borrowings	**(456,532)**	(964,173)
Dividends paid to company's shareholders	**(63,817)**	(95,248)
Dividends paid to minority interests in controlled entities	**(238)**	(253)
Net cash inflow from financing activities	**732,831**	661,389
Net increase in cash and cash equivalents	**383,734**	153,811
Cash and cash equivalents at the beginning of the financial period	**63,865**	35,960
Effects of exchange rate changes on cash and cash equivalents	**15,816**	(3,838)
Cash and cash equivalents at the end of the financial period	**463,415**	185,933

The above statement should be read in conjunction with the accompanying notes.

CONSOLIDATED STATEMENT OF RECOGNISED INCOME AND EXPENSE
For the half year ended 31 December 2008

	Six months ended 31.12.08 $'000	Six months ended 31.12.07 $'000
Exchange differences on translation of foreign operations	**123,967**	(3,241)
Cash flow hedges (net of tax)	**(25,412)**	(5,231)
Actuarial gains / (losses) on retirement benefit obligations (net of tax)	**(663)**	-
Net income recognised directly in equity	**97,892**	(8,472)
Profit for the half year	**137,590**	116,839
	235,482	108,367
Attributable to:		
Members of Sonic Healthcare Limited	**234,318**	104,287
Minority interests	**1,164**	4,080
	235,482	108,367

The above statement should be read in conjunction with the accompanying notes.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the half year ended 31 December 2008

Note 1 Summary of significant accounting policies

This general purpose financial report for the interim half year reporting period ended 31 December 2008 has been prepared in accordance with AASB 134 *Interim Financial Reporting* and the *Corporations Act 2001*.

This interim financial report does not include all the notes of the type normally included in an annual financial report. Accordingly, this report is to be read in conjunction with the annual report for the year ended 30 June 2008 and any public announcements made by Sonic Healthcare Limited during the interim reporting period in accordance with the continuous disclosure requirements of the *Corporations Act 2001*.

The accounting policies adopted are consistent with those of the previous financial year and corresponding interim reporting period.

Note 2 Segment information

Primary Reporting – Business Segments

Half Year ended 31 December 2008	Pathology $'000	Radiology $'000	Other $'000	Eliminations $'000	Consolidated $'000
Total segment revenue	1,182,772	174,571	79,938	(2,529)	1,434,752
Interest income					4,503
Total revenue					**1,439,255**
Segment result	202,703	19,386	(9,394)	-	212,695
Unallocated net interest expense					(44,661)
Profit before tax					**168,034**
Income tax expense					(30,444)
Profit after income tax expense					**137,590**

Primary Reporting – Business Segments

Half Year ended 31 December 2007	Pathology $'000	Radiology $'000	Other $'000	Eliminations $'000	Consolidated $'000
Total segment revenue	900,347	165,955	57,552	(2,273)	1,121,581
Interest income					5,534
Total revenue					**1,127,115**
Segment result	170,358	20,500	(7,656)	-	183,202
Unallocated net interest expense					(31,583)
Profit before tax					**151,619**
Income tax expense					(34,780)
Profit after income tax expense					**116,839**

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the half year ended 31 December 2008

	Six months ended 31.12.08 $'000	Six months ended 31.12.07 $'000
Note 3 Income Tax		
Reconciliation of income tax expense on pre tax accounting profit from operations reconciles to the income tax expense in the financial statements as follows:		
Profit before income tax expense	**168,034**	151,619
Tax at the Australian tax rate of 30% (2007: 30%)	**50,410**	45,486
Tax effect of amounts which are not deductible / (taxable) in calculating taxable income:		
Research and development incentives	**(1,445)**	(3,403)
Adjustment to deferred tax balance	**(3,290)**	-
Sundry items	**(15,231)**	(7,303)
Income tax expense	**30,444**	34,780

Note 4 Dividends

Dividends paid during the half year	**107,203**	95,248

Dividends not recognised at the end of the half year

Since the end of the half year the directors have declared an interim dividend of 22 cents (2007: 20 cents) franked to 60% (2007: 100%).

The dividend was declared on 23 February 2009 and is payable on 26 March 2009 with a record date of 12 March 2009.

Based on the number of shares on issue at 24 February 2009 the aggregate amount of the proposed interim dividend to be paid out of retained profits at the end of the half year, but not recognised as a liability is:	**84,443**	66,695
Australian franking credits available for subsequent financial periods based on a tax rate of 30%	**14,093**	45,276

The impact on the franking account of the dividend declared by the directors since balance date, but not recognised as a liability at balance date, will be a reduction in the franking account of $21,714,000 (2007: $28,584,000), based on the number of shares on issue at 24 February 2009. Franking credits arising from Australian tax paid after balance date are expected to maintain the franking account in a small surplus after payment of the 2009 interim dividend.

As a result of Sonic's international expansion future dividends are unlikely to be fully franked. It is expected that the 2009 final dividend may only be franked to in the order of 30%.

Dividend Reinvestment Plan

The company's Dividend Reinvestment Plan was suspended for this dividend and until further notice.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the half year ended 31 December 2008

	Six months ended 31.12.08 Cents	Six months ended 31.12.07 Cents
Note 5 Earnings per share		
Basic earnings per share	**39.3**	35.4
Diluted earnings per share	**38.8**	34.7

	Six months ended 31.12.08 Shares	Six months ended 31.12.07 Shares
Weighted average number of ordinary shares used as the denominator		
Weighted average number of ordinary shares used as the denominator in calculating basic earnings per share	**347,162,823**	320,302,103
Weighted average number of ordinary shares and potential ordinary shares used as the denominator in calculating diluted earnings per share	**351,816,697**	326,714,447

Note 6 Business combinations

(a) Acquisition of subsidiaries / business assets

Acquisitions in the period, which are individually immaterial, include:

- On 1 July 2008, Sonic acquired 100% of the Labor 28 Group, based in Berlin, Germany.
- On 1 July 2008, Sonic acquired 100% of the Laboratory Prof. Krech Group, based in Switzerland.
- On 1 September 2008, Sonic acquired 100% of the GLP Medical Group, based in Hamburg, Germany.
- On 2 September 2008, Sonic acquired 100% of Clinical Laboratories of Hawaii, an entity based in the USA.
- IPN, a member of the Group, acquired a number of medical centre businesses during the period.

It is impracticable to determine the contribution these acquisitions made to the net profit of the Group during the period, and what they are likely to contribute on an annualised basis, as the majority of the acquisitions were merged with other entities in the Group. The initial accounting for these business combinations has only been determined provisionally at the date of this report, as the Group is still in the process of reviewing acquisition balance sheets and identifying assets and liabilities not previously recorded, so as to determine the fair values of the identifiable assets, liabilities and contingent liabilities acquired. External advice is also being sought regarding the quantification of certain accounting items. Therefore no comparisons of book and fair values are shown.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the half year ended 31 December 2008

Note 6 Business combinations (continued)

The aggregate cost of the combinations, the carrying values of the identifiable assets and liabilities, and the goodwill arising on acquisition are detailed below:

	Total
	$'000
Consideration - cash paid	362,906
Less: Cash of entity acquired	(9,287)
	353,619
Deferred consideration	9,190
Consideration - shares / options	1,142
Total consideration	363,951
Fair value of identifiable net assets of subsidiaries acquired:	
Debtors & other receivables	44,643
Prepayments	5,740
Inventory	6,811
Property, plant & equipment	16,466
Other non current receivables	93
Investments	16
Identifiable intangibles	155
Trade payables	(10,073)
Sundry creditors and accruals	(15,161)
Income tax payable	(1,365)
Deferred tax liabilities	(681)
Borrowings	(3,982)
Lease liabilities	(4,351)
Provisions	(9,235)
	29,076
Goodwill	334,875

The goodwill arising from the business combinations is attributable to their reputation in the local market, the benefit of marginal profit and synergies expected to be achieved from integrating the business with existing operations, expected revenue growth, future market development, the assembled workforce and knowledge of local markets. These benefits are not recognised separately from goodwill as the future economic benefits arising from them cannot be reliably measured.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the half year ended 31 December 2008

Note 6 Business combinations (continued)

(b) Acquisition of minority interests

During the period Sonic acquired the outstanding equity held by minority interests in IPN for a total purchase price of ~A$75.6M for the shares plus ~A$2.4M to cancel options over unissued IPN shares.

The carrying amount of IPN's net assets in the Group's financial statements on the date of acquiring the minority interests was A$34.9M. The Group recognised a decrease in minority interests of $A11.0M and additional goodwill of A$72.8M.

Note 7 Contributed equity

	31.12.08 Shares	30.6.08 Shares	31.12.08 $'000	30.6.08 $'000
Share capital				
Fully paid ordinary shares	**383,829,875**	333,502,281	**2,297,869**	1,709,577

Movements in ordinary share capital:

Date	Details	Number of shares	Issue price	$'000
1/7/08	Opening balance	333,502,281		1,709,577
9/10/08	Shares issued under Dividend Reinvestment Plan (DRP)	3,409,260	12.72	43,366
10/10/08	Shares issued to underwriter of DRP	4,939,366	12.92	63,817
19/11/08	Shares issued under share placement	36,637,932	11.60	425,000
19/12/08	Shares issued under Shareholder Purchase Plan	3,812,187	11.60	44,221
Various	Shares issued to executives under remuneration arrangements	39,349		116
Various	Shares issued following exercise of employee options	1,489,500	Various	11,222
Various	Transfers from equity remuneration reserve	-		5,921
Various	Costs associated with share issues net of future income tax benefits	-		(5,371)
31/12/08	Closing balance	383,829,875		2,297,869

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the half year ended 31 December 2008

Note 8 Unlisted share options

Exercise Price	Expiry Date	Options at 30.6.08	Options Exercised	Options Forfeited	Options Granted	Options at 31.12.08
$7.57	19/12/2008	67,000	(67,000)	-	-	-
$6.75	31/08/2009	3,000,000	-	-	-	**3,000,000**
$7.50	26/11/2009	1,540,000	(1,400,000)	-	-	**140,000**
$9.51	23/07/2009	10,000	-	-	-	**10,000**
$9.56	23/07/2009	227,500	(22,500)	-	-	**205,000**
$7.50	22/08/2010	1,540,000	-	-	-	**1,540,000**
$12.69	24/05/2011	40,000	-	-	-	**40,000**
$7.50	22/08/2011	1,540,000	-	-	-	**1,540,000**
$13.10	15/09/2011	1,200,000	-	-	-	**1,200,000**
$13.10	30/09/2011	1,400,000	-	-	-	**1,400,000**
$13.10	30/09/2012	300,000	-	-	-	**300,000**
$13.10	30/09/2013	300,000	-	-	-	**300,000**
$13.00*	30/09/2012	1,000,000	-	-	-	**1,000,000**
$13.00	13/06/2012	500,000	-	-	-	**500,000**
$7.50	24/08/2012	1,540,000	-	-	-	**1,540,000**
$14.16	03/08/2012	1,000,000	-	-	-	**1,000,000**
$13.30	25/05/2013	-	-	-	500,000	**500,000**
$13.65	31/05/2013	-	-	-	200,000	**200,000**
$7.50	22/08/2013	-	-	-	1,540,000	**1,540,000**
$12.98	22/11/2013	-	-	-	2,625,000	**2,625,000**
		15,204,500	(1,489,500)	-	4,865,000	**18,580,000**

* or where the closing market share price for Sonic's shares on 30 May 2012 is less than $15.00, $2.00 less than the closing price on that day.

Note 9 Reserves

	31.12.08 $'000	30.6.08 $'000
Foreign currency translation reserve	**69,240**	(54,643)
Hedge accounting reserve	**(24,560)**	852
Equity remuneration reserve	**24,641**	25,736
Share option reserve	**16,427**	15,285
Revaluation reserve	**3,875**	3,875
	89,623	(8,895)

Note 10 Net tangible asset backing

	31.12.08	30.6.08
Net tangible asset backing per ordinary security	**($2.44)**	($2.21)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the half year ended 31 December 2008

Note 11 Retained earnings

	31.12.08 $'000	30.6.08 $'000
Retained earnings at the beginning of the financial year	**249,308**	164,220
Net profit attributable to members of Sonic Healthcare Limited	**136,511**	245,116
Dividends paid	**(107,203)**	(161,943)
Actuarial gains / (losses) on retirement benefit obligations (net of tax)	**(663)**	1,915
Retained earnings at the end of the financial period	**277,953**	249,308

Note 12 Non cash financing and investing activities

The following non cash financing and investing activities occurred during the period and are not reflected in the Cash Flow Statement:

- Plant and equipment with an aggregate fair value of $728,000 (2007: $374,000) was acquired by means of finance leases.

- 4,865,000 (2007: 4,040,000) options over unissued Sonic shares were issued. The value ($1,142,000) of 500,000 of these options was included as part of the consideration for the Labor 28 Group. In 2007, the value ($3,311,000) of 1,000,000 options was included as part of the consideration for the Bioscientia Healthcare Group and the value ($2,773,000) of 1,000,000 options was included as part of the consideration for the Medica Laboratory Group. 4,365,000 (2007: 2,040,000) options were issued in relation to incentive arrangements along with 39,349 (2007: 30,750) shares.

- In 2007, 116,674 Sonic ordinary shares with a value of $1,805,000 were issued as part of the consideration for the Bioscientia Healthcare Group.

Note 13 Events occurring after the balance sheet date

Since the end of the financial period no matter or circumstance not otherwise dealt with in these financial statements has significantly or may significantly affect the operations of the Group, the results of those operations or the state of affairs of the Group in subsequent financial years other than as follows:

On 23 February 2009 Sonic's directors declared a dividend of 22 cents per ordinary share 60% franked (at 30%) payable on 26 March 2009 with a record date of 12 March 2009. The interim dividend represents a 10% increase on the comparative period. The company's Dividend Reinvestment Plan ("DRP") was suspended for this dividend and until further notice.

Directors' declaration

In the directors' opinion:

(a) the financial statements and notes set out on pages 8 to 18 are in accordance with the *Corporations Act 2001*, including:

- (i) complying with Accounting Standards, the *Corporations Regulations 2001* and other mandatory professional reporting requirements; and
- (ii) giving a true and fair view of the consolidated entity's financial position as at 31 December 2008 and of its performance, as represented by the results of its operations, changes in equity and its cash flows, for the half year ended on that date; and

(b) there are reasonable grounds to believe that Sonic Healthcare Limited will be able to pay its debts as and when they become due and payable.

This declaration is made in accordance with a resolution of the directors.

Dr C.S. Goldschmidt
Director

C.D. Wilks
Director

Sydney
23 February 2009

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers
ABN 52 780 433 757

Darling Park Tower 2
201 Sussex Street
GPO BOX 2650
SYDNEY NSW 1171
DX 77 Sydney
Australia
Telephone +61 2 8266 0000
Facsimile +61 2 8266 9999

Independent auditor's review report to the members of Sonic Healthcare Limited

Report on the Half-Year Financial Report

We have reviewed the accompanying half-year financial report of Sonic Healthcare Limited, which comprises the balance sheet as at 31 December 2008, and the income statement, statement of recognised income and expense and cash flow statement for the half-year ended on that date, other selected explanatory notes and the directors' declaration for the Sonic Healthcare Limited Group (the consolidated entity). The consolidated entity comprises both Sonic Healthcare Limited (the company) and the entities it controlled during that half-year.

Directors' responsibility for the half-year financial report

The directors of the company are responsible for the preparation and fair presentation of the half-year financial report in accordance with Australian Accounting Standards (including the Australian Accounting Interpretations) and the *Corporations Act 2001*. This responsibility includes establishing and maintaining internal control relevant to the preparation and fair presentation of the half-year financial report that is free from material misstatement, whether due to fraud or error; selecting and applying appropriate accounting policies; and making accounting estimates that are reasonable in the circumstances.

Auditor's responsibility

Our responsibility is to express a conclusion on the half-year financial report based on our review. We conducted our review in accordance with Auditing Standard on Review Engagements ASRE 2410 *Review of an Interim Financial Report Performed by the Independent Auditor of the Entity*, in order to state whether, on the basis of the procedures described, we have become aware of any matter that makes us believe that the financial report is not in accordance with the *Corporations Act 2001* including: giving a true and fair view of the consolidated entity's financial position as at 31 December 2008 and its performance for the half-year ended on that date; and complying with Accounting Standard AASB 134 *Interim Financial Reporting* and the *Corporations Regulations 2001*. As the auditor of Sonic Healthcare Limited, ASRE 2410 requires that we comply with the ethical requirements relevant to the audit of the annual financial report.

A review of a half-year financial report consists of making enquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. It also includes reading the other information included with the financial report to determine whether it contains any material inconsistencies with the financial report. A review is substantially less in scope than an audit conducted in accordance with Australian Auditing Standards and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

For further explanation of a review, visit our website http:/www.pwc.com/au/financialstatementaudit.

While we considered the effectiveness of management's internal controls over financial reporting when determining the nature and extent of our procedures, our review was not designed to provide assurance on internal controls.

PRICEWATERHOUSECOOPERS

Independent auditor's review report to the members of Sonic Healthcare Limited (continued)

Our review did not involve an analysis of the prudence of business decisions made by directors or management.

Independence

In conducting our review, we have complied with the independence requirements of the *Corporations Act 2001.*

Conclusion

Based on our review, which is not an audit, we have not become aware of any matter that makes us believe that the half-year financial report of Sonic Healthcare Limited is not in accordance with the *Corporations Act 2001* including:

(a) giving a true and fair view of the consolidated entity's financial position as at 31 December 2008 and of its performance for the half-year ended on that date; and

(b) complying with Accounting Standard AASB 134 *Interim Financial Reporting* and *Corporations Regulations 2001.*

PricewaterhouseCoopers

PricewaterhouseCoopers

Matthew Lunn
Partner

Sydney
23 February 2009

SONIC
HEALTHCARE
LIMITED

12 February 2009

AUCKLAND PATHOLOGY CONTRACT

Sonic Healthcare Limited (SHL.AX) advises that it has received notice today that its application for leave to appeal to the Supreme Court of New Zealand against the decision of the Appeal Court (see Sonic's announcement dated 25 September 2008) in relation to the contract for the provision of community laboratory services in Auckland has been rejected.

Sonic and its Auckland based subsidiary, Diagnostic Medlab, are considering their next steps and the implications of this decision.

Diagnostic Medlab's current contract has a six month notice period and represents ~2.5% of Sonic's revenue and EBITA.

For further information regarding this announcement please contact:

Paul Alexander
Company Secretary
Sonic Healthcare Limited
Telephone: +61 2 9855 5404
Email: pjalex@ozemail.com.au

END